Exhibit 99.1

FAX (713) 651-0849
1100 LOUISIANA SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191

January 19, 2010

Mr. Edgar A. Anderson
Maritech Resources, Incorporated
24955 I-45 North
The Woodlands, Texas 77380

Gentlemen:

At the request of Maritech Resources, Incorporated (Maritech), Ryder Scott Company (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as prepared by Maritech’s engineering and geological staff based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).

The reserves audit conducted by Ryder Scott was completed on December 17, 2009.  This third party letter report presents the results of our reserves audit based on the guidelines set forth under Section 229.1202(a)(7) and (8) of the SEC regulations.  The estimated reserves shown herein represent Marictech’s estimated net reserves attributable to the leasehold and royalty interests in certain properties owned by Maritech and reviewed by Ryder Scott, as of December 31, 2009.

The properties reviewed by Ryder Scott incorporate 277 reserve determinations and are located in the state and federal waters offshore Louisiana and Texas.

The proved net reserves attributable to the properties that we reviewed account for 84 percent of the total proved net liquid hydrocarbon reserves and 38 percent of the total proved net gas reserves  based on estimates prepared by Maritech as of December 31, 2009.  On a barrels of oil equivalent (BOE) basis, the properties that we reviewed accout for 64 percent of Maritech’s total estimated reserve.  Natural gas was converted to oil equivalent using a factor of 6,000 cubic feet of natural gas per one barrel of oil equivalent.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our review, including the data, technical processes and interpretations presented by Maritech, it is our opinion that the overall procedures and methodologies utilized by Maritech in determining the proved reserves comply with the current SEC regulations and the overall proved

Maritech Resources, Incorporated
January 19, 2010

reserves for the reviewed properties as estimated by Maritech are, in the aggregate, reasonable within the established audit tolerance guidelines set forth in the SPE auditing standards based on a net BOE basis.

The estimated reserves presented in this report are related to hydrocarbon prices.  Maritech has informed us that in the preparation of their reserve and income projections, as of December 31, 2009, they used average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The net reserves as estimated by Maritech attributable to Maritech's interest in properties that we reviewed are summarized as follows:

SEC PARAMETERS
Estimated Net Reserves
Attributable to Certain Properties of
Maritech Resources Incorporated
As of December 31, 2009

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves of Properties Audited by Ryder Scott
Oil/Condensate – Barrels	2,565,970	1,913,560	1,367,400	5,846,930
Plant Products – Barrels	52,480	37,120	15,680	105,280
Gas – MMCF	4,628	7,116	1,124	12,869

Liquid hydrocarbons are expressed in standard 42 gallon barrels.  All gas volumes are reported on an as-sold basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, could be more or less than the estimated amounts.

An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

Maritech Resources, Incorporated
January 19, 2010

Audit Data, Methodology, Procedure and Assumptions

The reserves for the properties that we reviewed were estimated by performance methods or the volumetric method.  In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods such as decline curve analysis and/or material balance based on extrapolations of historical production and pressure data available generally through September, 2009 in those cases where such data were considered to be definitive.  In certain cases, producing reserves were estimated by the volumetric method where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.  Reserves attributable to non-producing and undeveloped reserves included herein were estimated by the volumetric method, which utilized all pertinent well and seismic data available through December, 2009.

To estimate economically recoverable oil and gas reserves, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  Maritech has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In performing our audit of Maritech’s proven reserves, we have relied upon data furnished by Maritech with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Maritech.

As previously stated, the hydrocarbon prices used by Maritech are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Maritech’s individual property evaluations.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed. The gas volumes noted herein include gas consumed in operations as reserves.  These volumes have been offset with the appropriate operating expenses as if fuel gas was purchased for lease operations.  Quantities of liquid hydrocarbons contained in inventory or storage as of December 31, 2009 are not included in the reserve estimates in this report.

Maritech Resources, Incorporated
January 19, 2010

Operating costs used by Maritech are based on the operating expense reports of Maritech and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells.  When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.  The operating costs used by Maritech were accepted as presented without independent verification.

Development costs used by Maritech are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant.  The estimates of the net abandonment costs furnished by Maritech were accepted without independent verification.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled  Maritech has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.  Some of the undeveloped reserves included in Maritech’s estimates are scheduled to to start producing after January 1, 2015.  This would put them outside of the five year window that the SEC guidelines suggest is acceptable for drilling of undeveloped locations.  However, these reserves do not require drilling new wells.  The reserves are behind pipe in existing wells but Maritech has classified them as undeveloped due to the significant cost of the workover that will be required to place them on production.  These undeveloped reserves account for 9 percent of the present value of the properties audited by Ryder Scott as estimated by Maritech.

Current costs used by Maritech were held constant throughout the life of the properties.

Maritech’s forecasts of future production rates are based on historical performance from wells now on production or estimated initial production rates based on test data and other related information for those wells or locations that are not currently producing.  Forecasts of future production rates may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in the forecasts prepared by Maritech.

Maritech’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Maritech owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Maritech Resources, Incorporated
January 19, 2010

Certain technical personnel of Maritech are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties.  These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner.  We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

The data described herein were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved.  Our audit included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

Audit Opinion

In our opinion, Maritech's estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers’ Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, and we found no bias in the utilization and analysis of data in estimates for these properties.

The overall proved reserves for the reviewed properties as estimated by Maritech are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

In general, we were in reasonable agreement with Maritech's estimates of proved reserves for the properties which we reviewed; however, in certain cases there was more than an acceptable variance between Maritech's estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to Maritech when its reserve estimates were prepared.  In these cases, Maritech revised certain of its estimates to conform to our estimates to insure that the overall reserve difference was less than 10 percent.  As a consequence, it is our opinion that the data presented herein for the properties that we reviewed fairly reflect the estimated net reserves owned by Maritech.

Other Properties

Other properties, as used herein, are those properties of Maritech which we did not review.  The proved net reserves attributable to the other properties account for 16 percent of the total proved net liquid hydrocarbon reserves and 62 percent of the total proved net gas reserves based on estimates prepared by Maritech as of December 31, 2009.

The same technical personnel of Maritech were responsible for the preparation of the reserve estimates for the properties that we reviewed as well as for the properties not reviewed by Ryder Scott.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a

Maritech Resources, Incorporated
January 19, 2010

material portion of our annual revenue.  We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Ryder Scott requires that staff engineers and geoscientists have received professional accreditation, and are maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization prior to becoming an officer of the Company.

We are independent petroleum engineers with respect to Maritech.  Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The professional qualifications of the undersigned, the technical person primarily responsible for auditing the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

This report was prepared for the exclusive use of Maritech Resources Incorporated and may not be put to other use without our prior written consent for such use.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Fred P. Richoux

Fred P. Richoux, P.E.
TBPE License No. 33949
Executive Vice President                                                      [SEAL]
/sm

MARITECH RESOURCES, INCORPORATED

Estimated

Future Reserves

Attributable to Certain

Leasehold and Royalty Interests

SEC Parameters

As of

December 31, 2009

/s/ Fred P. Richoux
Fred P. Richoux, P.E.
Executive Vice President

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580
[SEAL]